UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HARRAH’S ENTERTAINMENT, INC.

HARRAH’S OPERATING COMPANY, INC.

(Name of Subject Companies (Issuer) and Filing Persons (Issuer))

Floating Rate Contingent Convertible Senior Notes due 2024

(Title of Class of Securities)

127687AA9

127687AB7

(CUSIP Number of Class of Securities)

Michael D. Cohen

Vice President, Associate General Counsel and Corporate Secretary

Harrah’s Entertainment, Inc.

One Caesars Palace Drive

Las Vegas, Nevada 89109

(702) 407-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a Copy to:

Monica K. Thurmond, Esq.

O’Melveny & Myers LLP

7 Times Square

New York, New York 10036

(212) 326-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$513,999,495	$15,780
*	The transaction value shown is only for the purpose of calculating the filing fee. The amount shown assumes that $372,593,000 aggregate principal amount of the Floating Rate Contingent Convertible Senior Notes due 2024 are purchased at the offer price of $1,379.52 per $1,000 principal amount plus accrued and unpaid interest up to but excluding January 24, 2008. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2007, equals $30.70 per million of the transaction valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$15,780
Form or Registration No.:	Schedule TO-I
Filing party:	Harrah’s Entertainment, Inc. and Harrah’s Operating Company Inc.
Date filed:	December 21, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Harrah’s Entertainment, Inc. (the “Parent”) and Harrah’s Operating Company, Inc. (the “Company” and, together with the Parent, the “Offerors”), with the Securities and Exchange Commission (the “Commission”) on December 21, 2007, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by the Offerors on January 23, 2008 (as so amended, the “Schedule TO”), in connection with the offer (the “Offer”) by the Offerors to purchase for cash any and all of the Company’s outstanding Floating Rate Contingent Convertible Senior Notes due 2024 (the “Floating Rate Contingent Convertible Notes” or the “Securities”). The Offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement for the Securities dated as of December 21, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal and Consent dated as of December 21, 2007. Capitalized terms used herein but not defined have the meanings ascribed to such terms in the Offer to Purchase.

Except as provided herein, this Amendment does not alter the terms and conditions previously set forth in the Schedule TO, and should be read in conjunction with the Schedule TO, including all exhibits filed therewith.

ITEM 11. ADDITIONAL INFORMATION

On January 28, 2008, the Company issued a press release announcing the final results of the tender offer and consent solicitation, which expired at 8:00 a.m., New York City time, on January 28, 2008. A copy of the press release is filed herewith as an exhibit to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(v) Press Release issued by the Company on January 28, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

HARRAH’S ENTERTAINMENT, INC.
HARRAH’S OPERATING COMPANY, INC.

By:	/s/ Jonathan S. Halkyard
Name:	Jonathan S. Halkyard
Title:	Senior Vice President, Chief Financial Officer and Treasurer

Date: January 28, 2008

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase and Consent Solicitation Statement dated December 21, 2007.*

(a)(1)(ii)	Letter of Transmittal and Consent.*

(a)(1)(iii)	Press Release issued by the Company on December 21, 2007.*

(a)(1)(iv)	Press Release issued by the Company on January 23, 2008.*

(a)(1)(v)	Press Release issued by the Company on January 28, 2008.**

(b)	None.

(d)(1)	Definitive Proxy Statement on Schedule 14A filed with the SEC on March 8, 2007 (incorporated herein by reference).

(g)	None.

(h)	None.

*	Previously filed.
**	Filed herewith.